UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-70303

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2022 AND ENDING 12/31/2022
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Zatara Capital Securities L.P.

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

3 Corporate Plaza Drive, Suite 101
(No. and Street)

Newport Beach	CA	92660
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Michael Crimmins	(314) 603-5827	mcrimbo67@gmail.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Mercurius & Associates LLP

(Name – if individual, state last, first, and middle name)

A-94/8 Wazirpur Industrial Area, Main Ring Road	New Delhi	India	110052
(Address)	(City)	(State)	(Zip Code)

02/10/2009		3223	
(Date of Registration with PCAOB)(if applicable)		(PCAOB Registration Number, if applicable)	

FOR OFFICIAL USE ONLY

---

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michael Crimmins, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Zatara Capital Securities L.P., as of 12/31, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature:

Title:
CEO and CCO

SEE ATTACHED
Notary Public CALIFORNIA JURAT

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

CALIFORNIA JURAT

GOVERNMENT CODE § 8202

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California

County of **ORANGE**

Subscribed and sworn to (or affirmed) before me on

this **28** day of **MARCH**, 20 **23**, by
 Date   Month   Year

(1) **MICHAEL CRIMMINS**

(and (2) _____),
                    Name(s) of Signer(s)

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.



BRIAN YAMAMOTO
Notary Public - California
Orange County
Commission # 2429276
My Comm. Expires Dec 5, 2026

Place Notary Seal and/or Stamp Above

Signature _____

Signature of Notary Public

— OPTIONAL —

Completing this information can deter alteration of the document or fraudulent reattachment of this form to an unintended document.

Description of Attached Document

Title or Type of Document: **OATH OR AFFIRMATION**

Document Date: _____ Number of Pages: **2**

Signer(s) Other Than Named Above: _____

ZATARA CAPITAL SECURITIES LP

(A Limited Partnership)

**FINANCIAL STATEMENTS AND REPORT
OF INDEPENDENT REGISTERED PUBLIC
ACCOUNTING FIRM PURSUANT TO RULE 17a-5(d)**

YEAR ENDED DECEMBER 31, 2022



Mercurius & Associates LLP
(formerly known as AJSH & Co LLP)
LLPIN : AAG-1471

A-94/8, Wazirpur Industrial Area,
Main Ring Road, Delhi – 110052
+91 11 45596689
www.masllp.com
info@masllp.com

Report of Independent Registered Public Accounting Firm

To the Members of Zatara Capital Securities LP

Opinion on Financial Condition

We have audited the accompanying statement of financial condition of Zatara Capital Securities LP (the "Company") as of December 31, 2022 and the related notes to the statement. In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The statement of financial condition and related notes to the statement is the responsibility of the Company's management. Our responsibility is to express an opinion on it based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of statement of financial condition, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the statement of financial condition. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation. We believe that our audit provide a reasonable basis for our opinion.

Mercurius & Associates LLP

Mercurius & Associates LLP
(Formerly known as AJSH & Co LLP*)*

We have served as the Zatara Capital Securities LP's Auditor since 2020

New Delhi, India
March 31 , 2023



Zatara Capital Securities LP
(A Limited Partnership)

TABLE OF CONTENTS

ZATARA CAPITAL SECURITIES LP
(A Limited Partnership)

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2022

<u>**ASSETS**</u>

Cash and cash equivalents	$61,491
Other assets	0
Total assets	**$61,491**

<u>**LIABILITIES AND MEMBER'S EQUITY**</u>

LIABILITIES:

Current Liabilities: Accounts Payable	$36,380
Total liabilities	**$36,380**
MEMBER'S EQUITY	25,111
Total liabilities and members' equity	**$61,491**

The accompanying notes are an integral part of this statement.

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2022

NOTE 1 – ORGANIZATION AND SUMMARY OF ACCOUNTING POLICIES

Organization and Nature of Business

Zatara Capital Securities LP (the "Company"), formerly Clear Capital Securities LP. Was formed as a California Limited Partnership on July 11, 2019, and its principal place of business is located in Newport Beach, California. The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and obtained its Financial Industry Regulatory Authority ("FINRA") license in May of 2020. The Company is regulated by FINRA.

On August 19, 2021 the Company filed a Continuing Membership Application ("CMA") with FINRA to change the ownership by selling 100% of the Company's interest to new partners, with the majority interest being sold to Digital BD Markets, LLC. On February 28, 2022 FINRA granted the CMA for the change of ownership, as reflected in a new membership agreement between FINRA and the Company. Subsequently, the Company amended the Form BD to reflect the new ownership of the Company to indicate that Digital BD Markets, LLC owned 99% (as general partner) and Michael Crimmins, the CEO of Digital BD Markets, LLC, owned 1% (as limited partner).

The general partner of the Company is Digital BD Markets, LLC and the sole limited partner is Michael Crimmins, as reflected in the partnership agreement as of December 31, 2021 (the "Agreement"). In accordance with the Agreement, the Company will continue in existence until dissolved by its members or it meets the limitations concerning the perpetuity of partnerships.

The Company is engaged in business as a securities broker-dealer for private placements of securities as a placement agent and also provides investment and management advisory services to private companies.
The Company does not hold customer funds or safekeep customer securities and is therefore exempt from SEC Rule 15c3-3.

Basis of Presentation

The financial statements of the Company have been prepared using accounting principles generally accepted in the United States of America ("U.S. GAAP"). Financial statements prepared on a U.S. GAAP-basis require management to make estimates and assumptions that affect the amounts and disclosures reported in the financial statements and accompanying notes. Such estimates and assumptions could change in the future as more information becomes known, which could impact the amounts reported and disclosed herein.

NOTE 2 – NET CAPITAL REQUIREMENTS

Cash and Cash Equivalents

The Company considers all highly liquid investments with maturities of three months or less at the date of purchase to be cash equivalents. At December 31, 2022 the company held a single cash account, and there were no cash equivalents.

Fair Value of Financial Instruments

The carrying amounts of financial instruments, including cash and cash equivalents, prepaid expenses, accounts payable approximate fair value because of their short-term maturities.

Income Taxes

The Company was formed as a California limited liability partnership and is taxed as a partnership under the Internal Revenue Code. In lieu of federal income taxes, the Company passes 100% of its taxable income and expenses to its partners. Therefore, no provision or liability for federal taxes is included in the financial statements. The State of California has a similar treatment, although it also imposes a provision for a variable fee based on gross California receipts in excess of $500,000 i.e., $2,500 annual partnership fee and minimum franchise tax of $800.

On January 2, 2018, with an effective date of December 31, 2017, the Internal Revenue Service ("IRS") issued final regulations affecting partnerships (and entities taxed as partnerships) that are intended to streamline the tax examination process and allow the IRS to collect any underpayments of tax from the Company rather than the individual partners. Under the new process, the IRS will examine partnership items in a prior year under examination and any tax adjustments will be taken into account at the partnership level in the current year when the examination is complete. The Company will pay the tax, interest, and penalties on underpayments using the highest statutory corporate or individual rate, which can be reduced under certain circumstances. The final regulations provide that partnerships can elect out of the new tax examination process if eligible. Management does not believe these changes have an effect on the Company's financial statements at and for the year ended December 31, 2022.

Accounts Receivable

Effective January 1, 2020, the Company adopted the provision of Accounting Standards Update 2016-13, *Financial Instruments - Credit Losses (Topic 326)*, which provides revised guidance on evaluating accounts and notes receivable and other financial instruments for impairment. We record accounts receivable when products or services are delivered and it is probable that payment will be received for those products or services, and we do not record any interest or penalties on accounts receivable that are past due under the terms of the related arrangement or invoice until those amounts are received. Topic 326 requires companies to evaluate their financial instruments for impairment by recording an allowance for doubtful accounts and/or bad debt expense based on certain categories of instruments rather than a specific identification approach.

The Company adopted the provisions of this standard using a method to estimate the allowance for doubtful accounts that considered both the aging of our accounts receivable and the projected loss rate of our receivables. We write off accounts receivable, and the related allowance for doubtful accounts, when it becomes remote that payment for products or services will be received. The adoption of the standard did not have a material impact on the Company's Financial Statements.

NOTE 3 – MEMBERS' CAPITAL

The Company is a limited partnership and, as such, no limited partner shall have any personal liability to the Company, any other partner or to any creditor of the Company for the debts of the Company beyond the amount contributed by the partner to the Company.

Contributions and withdrawals by partners may be made from time to time with the consent and approval of a majority interest of the members as set forth in the Agreement. Profits and losses are, in general terms, allocated to the members on a pro rata basis based on their respective membership interest.

NOTE 4 – RISK CONCENTRATIONS

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash deposits. The Company places its cash and cash equivalent deposits with high quality financial institutions in the United States of America. At times during the year, cash balances may be in excess of the Federal Deposit Insurance Corporation ("FDIC") insurance limits.

NOTE 5 – RELATED PARTY TRANSACTIONS

Digital BD Markets, LLC, the general partner, provides office space and pays certain overhead expenses for the Company. In turn the Company pays a portion of those expenses via an expense sharing agreement. At December 31, 2022, $27,500 is owed to CM Pacific Capital for the overhead expenses, and $2,500 owed to another affiliate, Digital BD, Inc., a majority owner of Digital BD Markets, LLC.

NOTE 6 – PROVISION FOR TAXES

The State of California requires limited liability partnerships to pay an annual $800 LLC tax plus a fee based on gross California revenue over $250,000. The accompanying financial statements include $800 in taxes due for 2022.

NOTE 7 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) (the "Rule"), which, among other items, requires the maintenance of minimum net capital and the maintenance of a maximum ratio of aggregate indebtedness to net capital, both as defined by the Rule, of **15 to 1**. The Rule also restricts the timing and amounts of capital withdrawals or distribution paid. At December 31, 2022, the Company had regulatory net capital of $25,111 which was $20,111 above the minimum requirement of $5,000.

NOTE 8 – ASU 2014-09 REVENUE FROM CONTRACTS WITH CUSTOMERS

The Company has adopted ASU 2014-09, "Revenue from Contracts with Customers" using the full retrospective approach. Revenue from contracts with customers is recognized when, or as, the Company satisfies its performance obligations by transferring the promised goods or services to the customers. A good or service is transferred to a customer when, or as, the customer obtains control of that good or service. A performance obligation may be satisfied over time or at a point in time. Revenue from a performance obligation satisfied at a point in time is recognized at the point in time that the Company determines the customer obtains control over the promised good or service. The amount of revenue recognized reflects the consideration to which the Company expects to be entitled in exchange for those promised goods or services (i.e., the "transactions price").
In determining the transaction price, the Company considers multiple factors, including the effects of variable consideration. Variable consideration is included in the transaction price only to the extent it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainties with respect to the amount are resolved. In determining when to include variable consideration in the transaction price, the Company considers the range of possible outcomes, the predictive value of the Company's past experiences,

the time period of when uncertainties expect to be resolved and the amount of consideration that is susceptible to factors outside of the Company's influence, such as market volatility or the judgment and actions of third parties. ASU 2014-09 does not have any material impact on the Company's financial condition or results of operations.

NOTE 9 – Legal Matters

The Company in the normal course of its business may be named in matters arising from its activities as a broker-dealer. In the opinion of management, there are no legal issues that arose throughout the audit period.

NOTE 10 – RECENT ACCOUNTING PRONOUNCEMENTS

The Financial Accounting Standards Board (the "FASB") has established the Accounting Standards Codification ("Codification" or "ASC") as the authoritative source of generally accepted accounting principles ("GAAP"). The principles embodied in the Codification are to be applied by nongovernmental entities in the preparation of f financial statements in accordance with GAAP in the United States. New accounting pronouncements are incorporated into the ASC through the issuance of Accounting Standards Updates ("ASUs").

For the year ending December 31, 2022, various ASUs were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year then ended. The Company has reviewed the ASU releases to determine relevance to the Company's operations. There were no new recent accounting pronouncements during the year ended December 31, 2022 that we believe would have a material impact on our financial position or results of operations.

NOTE 11 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events through March 31, 2023, the date the accompanying financial statements were issued.